Valley Forge Life Insurance Company

                                 A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601


                           DOLLAR COST AVERAGING RIDER


This rider forms a part of the policy to which it is attached.

If you request dollar cost averaging, we will open a dollar cost averaging account for you under this policy. All premiums applied to this option will be allocated to the money market account. No transfers may be made into this account.

While this policy is in force, you may choose to have us transfer a fixed dollar amount on a monthly basis from the money market account to any of the subaccounts or Fixed Account I for a 6 or 12 month period. The transfers will begin when you request but no sooner than seven business days following receipt of your written notice provided the transfers do not begin until 30 days after the policy effective date. Transfers will terminate at the end of the 6 or 12 month period you designate or within seven business days of your written request to terminate these transfers.

The interest rate earned on this account will be the interest rate earned in Fixed Account I, plus any additional interest, which we may declare from time to time.

To be eligible for dollar cost averaging the following conditions must be met:

1.   The value of the dollar cost averaging account must be at least $1,000.

2. The minimum transfer amount must be at least $100 or 10% of the total amount being transferred.

You may have only one dollar cost averaging account in operation at one time.

Transfers under the dollar cost averaging are made as of the same day every calendar month. This day may not be later than the 28th of the month. If this calendar day is not a business day, transfers are made as of the next business day. There is no additional charge for this option and these transfers do not count toward the free transfers each policy year.

We reserve the right to discontinue this option at any point in time or change its features.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to Fixed Account I.

Signed for the Company at its Executive Offices in Chicago, Illinois.


Chief Executive Officer                              Group Vice President